Tidal Trust II

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

April 17, 2024

VIA EDGAR TRANSMISSION

Kim McManus

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Tidal Trust II (the “Trust”)
Post-Effective Amendment No. 162 to the Trust’s Registration Statement on Form N-1A (the “Amendment”)
File Nos. 811-23793; 333-264478

Dear Ms. McManus:

This correspondence responds to comments the Trust received on behalf of the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on April 17, 2024, with respect to the Registration Statement and the Trust’s proposed two new series, the Return Stacked Bonds & Futures Yield ETF and the Return Stacked U.S. Equity & Futures Yield ETF (each, a “Fund,” and together, the “Funds”) and the Trust’s third response letter dated April 17, 2024 to earlier Staff comments (the “Comments”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Registration Statement.

As discussed with the Staff, the name of the Return Stacked U.S. Equity & Futures Yield ETF will be changed to the Return Stacked U.S. Stocks & Futures Yield ETF.

1.	With respect to the Staff’s original Comment 8.v, please the filing to disclose language consistent with your April 1, 2024 response letter.

Response: The Trust respectfully notes that it withdraws its response from its April 16, 2024 response letter with respect to original Comment 8.v. The Trust confirms that the Prospectus has been revised to be consistent with such response in the April 1, 2024 letter. In particular, language substantially as follows has been added to the Prospectus:

The principal investment strategies and risks of the Subsidiary are also principal investment strategies and risks of the Fund and that therefore the principal investment strategies and principal risk disclosures of the registration statement reflect the operations of the Fund and its subsidiaries, including the Subsidiary, on a consolidated basis.

If you have any questions or require further information, please contact Michael Pellegrino at (844) 986-7700 #746 or mpellegrino@tidalfg.com.

Sincerely,

/s/ Michael T. Pellegrino
Michael T. Pellegrino, General Counsel
Tidal Investments LLC